                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                                      FINAL

         Cablevision Systems Corporation (f/k/a CSC Parent Corporation)
         --------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                      ------------------------------------
                        (Title of Classes of Securities)

                                   12686C 10 9
                                   -----------
                                 (CUSIP Numbers)

      Stephen M. Brett, Esq., Executive Vice President and General Counsel,
                            Tele-Communications, Inc.
                            9197 South Peoria Street
                              Englewood, CO 80112
                                 (720-875-5500)
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MARCH 9, 1999
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Exhibit Index is on Page n/a

Cusip No. - 12686C 10 9



--------------------------------------------------------------------------------
         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  TELE-COMMUNICATIONS, INC.

--------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                                               (a)  [ ]
                                                               (b)  [ ]

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         (3)      SEC Use Only

--------------------------------------------------------------------------------
         (4)      Source of Funds
                  OO

--------------------------------------------------------------------------------
         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

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         (6)      Citizenship or Place of Organization
                  Delaware

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 Number of        (7)  Sole Voting Power          0 Shares Class A Common Stock
Shares Bene-
  ficially             ---------------------------------------------------------
 Owned by         (8)  Shared Voting Power        0 Shares Class A Common Stock
Each Report-
 ing Person            ---------------------------------------------------------
   With           (9)  Sole Dispositive Power     0 Shares Class A Common Stock

                       ---------------------------------------------------------
                  (10) Shared Dispositive Power   0 Shares Class A Common Stock

--------------------------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                           0 Shares Class A Common Stock

--------------------------------------------------------------------------------
         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares            [ ]

--------------------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)

                           0%  Class A Common Stock

--------------------------------------------------------------------------------
         (14)     Type of Reporting Person

                           HC, CO

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                      FINAL

                                  Statement of

                            TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                        Cablevision Systems Corporation
                        -------------------------------
                        (Commission File No. 333-444547)

ITEM 1.  Security and Issuer

         Tele-Communications, Inc., a Delaware corporation ("TCI"), hereby amends and supplements its Statement on Schedule 13D (the "Statement") with respect to the Class A Common Stock, $.01 par value, of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"), which Class A Common Stock was previously reported as beneficially owned by TCI (the "Common Stock"). The Issuer's principal executive offices are located at One Media Crossways, Woodburg, NY, 11797. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

ITEM 3.  Source and Amount of Funds or Other Consideration

         On March 9, 1999, TCI became a wholly-owned subsidiary of AT&T Corp., a New York corporation ("AT&T"), pursuant to a merger of an AT&T subsidiary with and into TCI (the "AT&T Merger"). In connection with the AT&T Merger, AT&T assumed beneficial ownership of a 48,942,172 shares of the Common Stock from TCI. In addition, pursuant to the terms of an internal restructuring conducted by TCI in connection with the AT&T Merger (the "Restructuring"), Liberty Media Corporation, a wholly-owned subsidiary of TCI ("LMC"), assumed beneficial ownership of the remaining 1,040,400 shares of Common Stock from TCI. AT&T has filed an initial Statement on Schedule 13D to reflect its assumption of the 48,942,172 shares of Common Stock, and consequently, subsequent Statements on
Schedule 13D pertaining to the Common Stock will be filed by AT&T.

ITEM 5.  Interest in Securities of the Issuer

         Item 5 of the Statement is hereby amended and supplemented by adding the following:

         (c) On March 9, 1999, TCI became a wholly-owned subsidiary of AT&T pursuant to the AT&T Merger. In connection with the AT&T Merger, AT&T assumed beneficial ownership of a 48,942,172 shares of the Common Stock. In addition, pursuant to the Restructuring LMC assumed beneficial ownership of the remaining 1,040,400 shares of the Common Stock.

         (e) As a result of the March 9, 1999 AT&T Merger and AT&T's assumption of beneficial ownership of substantially all of the Common Stock pursuant thereto, AT&T has assumed the reporting obligations with respect to the Common Stock beneficially owned by it.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Statement is true, complete and correct.


April  28, 1999                             TELE-COMMUNICATIONS,  INC.



                                            /s/ Stephen M. Brett
                                            -------------------------------
                                            Stephen M. Brett
                                            Executive Vice President and
                                            General Counsel